Exhibit 8.1

Main Subsidiaries of Quebecor Media Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Equity Interest/Voting Interest

Videotron Ltd. / Vidéotron ltée	Québec	100% / 100%

Videotron G.P.	Québec	100% / 100%

Le SuperClub Vidéotron ltée	Québec	100% / 100%

Sun Media Corporation / Corporation Sun Media	British Columbia	100% / 100%

Imprimerie Quebecor Media Inc.	Canada	100% / 100%

Groupe TVA Inc. / TVA Group Inc.	Québec	51.4% / 99.9%

TVA Publications Inc.	Canada	100% / 100%

Groupe Archambault Inc. / Archambault Group Inc.	Canada	100% / 100%

Les Éditions CEC inc.	Québec	100% / 100%

Groupe Sogides Inc.	Canada	100% / 100%

Nurun Inc.	Canada	100% / 100%